Exhibit 1

Steve Lightman Joins Grown Rogue’s Board of Directors

Medford, Oregon, January 27, 2021 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with operations and assets in Oregon and Michigan, today announced the appointment of Steve Lightman, Group President, Gourmet Foods & Gift Baskets, 1-800-FLOWERS.COM, Inc., as an independent director of Grown Rogue, effective immediately. Mr. Lightman’s appointment expands the board to 5 directors, 4 of whom are independent directors.

“Steve’s 30 years of broad experience across retail and consumer products combined with extensive knowledge within the agriculture industry will be an outstanding addition to our Board of Directors,” said Obie Strickler, CEO of Grown Rogue. “As we continue to scale our business, Steve’s exceptional background in a variety of industries including one of the most respected food and gift companies, Harry & David which is local to Medford, will help Grown Rogue in the next phase of our Company’s growth”.

Mr. Lightman is Group President at 1-800-FLOWERS.COM, Inc., responsible for driving strategy and enhancing operational agility within the company’s Gourmet Foods and Gift Baskets segment, which is comprised of more than half a dozen brands, including Harry & David®, Cheryl’s Cookies® and The Popcorn Factory®. After joining the company in 2015, he led the digital transformation for Harry & David as its President, evolving it from a traditional catalog retailer to an e-commerce destination for gourmet foods and gifts. Prior to joining the organization, Mr. Lightman led diligence and restructuring efforts for a number of private equity firms. He also served as Chief Executive Officer, Boston Apparel Group (BAG) and President, Orchard Brands, Inc., as well as President and Chief Executive Officer, The Sharper Image. During his tenure at The Sharper Image, he led efforts to transform the business, including building a multi-channel marketing platform, recruiting a new executive team and creating a licensing division.

“Grown Rogue has achieved impressive growth within a challenging industry and is poised to continue that growth in the years to come,” said Lightman. “After making an investment into the Company in December, I’m excited to be working with the Grown Rogue team and my fellow board members to help expand our product offerings to meet the demands of cannabis businesses in Oregon, Michigan, and beyond.”

Mr. Lightman is a member of the Board of Directors of KEH and Distinctive Apparel, Inc., among others. He is also very active in community business and civic activities. He earned a Bachelor of Science and a Bachelor of Arts degree in accounting and business administration from the University of Hartford in Connecticut.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with nitro sealed indoor and sungrown pre-rolls and jars.

DISCLAIMER

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler Chief Executive Officer obie@grownrogue.com Investor Relations Desk Inquiries invest@grownrogue.com (458) 226-2100

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